NEWS RELEASE
January 4, 2011	Release 01-2011

WESTERN COPPER UPDATES CASINO PRE-FEASIBILITY STUDY PROGRESS

Mill throughput Increased 33% to 120,000 Tonnes per Day

VANCOUVER, B.C. – Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to provide a progress update on the revised Pre-Feasibility Study currently in progress for its wholly-owned Casino Gold-Copper Project, located in the Yukon Territory.

Metallurgical testing, currently underway at G&T Metallurgical Services Ltd., indicates that the mill throughput can be increased to 120,000 tonnes per day (“tpd”), without significant losses in recovery or major changes to the milling circuit. This is an increase of 33% from the 90,000 tpd rate proposed in the Pre-Feasibility Study completed in 2008. This throughput increase is a result of coarsening the primary grind.

It is expected that this throughput increase will have only a minor impact on the overall capital costs as there are only minimal changes to the milling circuit required to achieve this throughput. The throughput increase should also result in lower operating costs per tonne.

A new Casino reserve calculated from the updated resource reported in November 2010 is the key driver for updating the Pre-Feasibility Study. In addition to incorporating the new reserve and increasing the throughput, the new study will add silver recovery, update capital and operating costs, and include natural gas fired power as the primary power option.

“Early indications are that the new information we have about the Casino project should significantly improve project economics,” said Dale Corman, Chairman and CEO of Western Copper.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Investor Relations & Corporate Communications, at 604.684.9497 or email info@westerncoppercorp.com

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the updated mineral resource estimate for the Company’s Casino project and the expected results and timing of an updated pre-feasibility study on the project, and are based on a number of assumptions, including the key assumptions and parameters on which the mineral resources estimates are based as set out in this news release and the technical report for the project, that the current price of and demand for gold, copper and molybdenum will be sustained or will improve, the supply of gold, copper and molybdenum will remain stable and that the general business and economic conditions will not change in a material adverse manner. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results and expected timing to be materially different from those expressed or implied by the forward-looking information. Such factors include, among others, the risk that mineral resources are not as estimated. that the assumptions underlying such estimates, including commodity prices prove to be incorrect, that the Canadian dollar will strengthen against the U.S. dollar, that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or expected recovery rates, unanticipated delays in obtaining governmental approvals or financing and other risks generally associated with development of mining projects as well as those factors and other risks more fully described in the Company’s Annual Information Form filed on www.sedar.com and in the [Company’s Annual Report on Form 40-F] filed with the United States Securities and Exchange Commission, on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com